10026277

SEC ... MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNERGY INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 UNIVERSITY EXECUTIVE PARK DRIVE
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28262
(City)	**(State)**	**(Zip code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN — (704) 333-7637 **(Area Code-Telephone Number)**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, P.A.
(Name-if individual, state, last, first, middle name)

226 NORTHPARK DRIVE, #110	ROCK HILL	SC	29730
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in U.S. or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, **Timothy J. Bain,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer, Chief Financial Officer
Title

Subscribed and sworn to before me this
23 day of February, 2010.

Notary Public
Comm. expires 07-21-2010

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2009 to December 31, 2009

Synergy Investment Group, LLC

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Offices)

Timothy J. Bain

Synergy Investment Group, LLC
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

The Manager and Members
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 19, 2010

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	488,232
Commissions receivable		160,104
Deposits with clearing organizations		559,096
Receivables from broker-dealers, net of allowance for uncollectible accounts of $117,000		66,744
Other receivables		73,723
Receivable from related parties		35,315
Prepaid expenses		15,894
Furniture, equipment and leasehold improvements, net of accumulated depreciation		26,216
Total assets	$	1,425,324

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable to broker-dealers	$	176,283
Other accounts payable and accrued expenses		263,083
Total liabilities		439,366
MEMBERS' EQUITY		985,958
Total liabilities and members' equity	$	1,425,324

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME
For the year ended December 31, 2009

REVENUE		
Commission and related income	$	6,047,813
Investment advisory fees		252,673
Total revenue		6,300,486
OPERATING EXPENSES		
Non-employee sales commissions		3,736,918
Employee compensation and benefits		1,147,154
Clearing and execution charges		539,834
Insurance		231,225
Management fees		217,200
Litigation		150,000
License and registration		142,768
Rent and occupancy		103,778
Professional fees		81,916
Bad debts		73,409
Miscellaneous expenses		50,381
Advertising and promotion		38,784
Technology		32,182
Travel and entertainment		28,922
Depreciation and amortization		14,851
Telephone and communications		11,397
Total operating expenses		6,600,719
Net income / (loss)	$(	300,233)

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2009

MEMBERS' EQUITY, BEGINNING OF YEAR	$	1,286,191
Contributed capital		-
Distributions to members		-
Net income/(loss)		(300,233)
MEMBERS' EQUITY, END OF YEAR	$	985,958

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$(300,233)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation and amortization	14,851
Decrease in reserve to uncollectible accounts receivable	(87,000)
Changes in operating assets and liabilities	
Increase in receivables from clearing organizations	(10,536)
Increase in deposits with clearing organizations	(74,295)
Decrease in receivables from broker-dealers	78,706
Decrease in prepaid expenses	24,361
Decrease in accounts receivable from related parties	16,768
Decrease in accounts payable and accrued expenses	(376,503)
Decrease in accounts payable to broker-dealers	(131,712)
Net cash used for operating activities	(845,593)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(1,681)
Net cash used for investing activities	(1,681)
Decrease in cash	(847,274)
CASH, BEGINNING OF YEAR	1,335,506
CASH, END OF YEAR	$ 488,232

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (*NASD*). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, $559,096 of the Company's cash was required to be deposited with clearing organizations and therefore not included in cash and cash equivalents.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. The Company establishes an allowance for uncollectible accounts receivable based on historic experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when settlement is reached for an amount that is less than the historical balance or when the Company has determined the balance will not be collectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees received in advance are recognized as earned.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2009:

Computers and office equipment	$ 71,169
Leasehold improvements	20,475
Computer software	17,242
Furniture and fixtures	7,046
	115,932
Less: Accumulated depreciation and amortization	(89,716)
	$ 26,216

Depreciation and amortization expense for the year ended December 31, 2009 totaled $14,851.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for Federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company paid $217,200 to a related party for management, certain employee-related costs and other operational costs.

At December 31, 2009, amounts due from related parties amounted to $35,315 and amounts due to related parties amounted to $6,762.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company's cash and cash equivalents consist primarily of funds in money market accounts and time deposits. The Company maintains a majority of its cash deposits with one financial institution. These cash deposits are insured by the Federal Depository Insurance Corporation for up to $250,000. As of December 31, 2009, the Company's uninsured cash balance was approximately $206,000. To mitigate the associated risks, the Company places its cash deposits with high credit-quality financial institutions.

The Company is required to maintain cash deposits with clearing organizations. Credit risks associated with these accounts are mitigated by using highly rated organizations protected by the Securities Investors Protection Corporation.

NOTE 7 – RETIREMENT PLAN

The Company implemented a 401k Plan for the benefit of its employees. From January to June 2008, the Plan required the Company to make a matching contribution equal to the salary reduction contribution of each eligible employee, up to a maximum of four percent of the eligible employee's compensation. As of July 2008, the Company amended the Plan and matching contributions are no longer required.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 9 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2009, the Company had net capital (as defined) of $260,058, which exceeded the minimum net capital requirements by $210,058. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.7 at December 31, 2009.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2009

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Net Capital	
Total members' equity	$ 985,958
Deductions and/or charges:	
Nonallowable assets:	
Receivables from related parties	(35,315)
Furniture, equipment and leasehold improvements, net	(26,216)
Receivables from broker-dealers and other receivables	(140,467)
Prepaid expenses	(15,894)
Non GAAP liability - Included as net capital adjustment by FINRA	(497,426)
Net capital before haircut	270,640
Haircut	(10,582)
Net capital	$ 260,058
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Payable to broker-dealers	$ 176,283
Other accounts payable and accrued expenses and other liabilities	263,083
Aggregate indebtedness	$ 439,366
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 29,291
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 210,058
Ratio: Aggregate Indebtedness to Net Capital	168.95 %
Excess Net Capital at 1000%	$ 200,058
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 296,868
Audit adjustments:	
Adjustments to accrued expenses	(26,810)
Adjustments to accounts receivable	(10,000)
Net capital per above	$ 260,058

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Members
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 19, 2010